(FPA CAPITAL FUND, INC. LETTERHEAD)
11400 West Olympic Boulevard, Suite 1200, Los Angeles, California 90064
Writer’s Direct Dial Number
(310) 996-5436

VIA EDGAR

October 17, 2008

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: FPA Capital Fund, Inc. (“Fund”)
1933 Act File No. 2-28157
1940 Act File No. 811-1596
Comments Received September 26, 2008

Dear Commissioners:

This letter is in response to the comments provided to us by Kevin Rupert, an Examiner for the Securities and Exchange Commission on September 26, 2008.

1.             Footnote (3) relating to service fees payable by the Fund on page 6 of the prospectus will be moved and included with footnote (4) “Other Expenses (including financial services),” and will be revised in the next registration statement filing.

2.             The references to distribution fees on page 16 of the prospectus will be removed in the next registration statement filing since the Fund does not pay for distribution.

3.             The exhibits in Part C of the Registration Statement on Form N-lA will be revised in the next registration statement filing to include the filing dates for the exhibits incorporated by reference.

4.             The formatting of the auditors’ opinion included on Form N-SAR for the year ended March 31, 2008, was not correctly formatted, in that the text was too long with no line breaks. Procedures have been established to ensure that future EDGAR filings of the Form N-SAR are correctly formatted and to verify that the filed Form N-SAR on the SEC website is correct.

First Pacific Advisors, LLC, the investment adviser to the FPA Funds, FPA Capital Fund, Inc., FPA Funds Trust’s FPA Crescent Fund, FPA New Income, Inc., FPA Paramount Fund, Inc., FPA Perennial Fund, Inc. and Source Capital, Inc., all of which are registered investment companies, acknowledges that the above-referenced revisions will be included in all filings by the FPA Funds, where applicable. The Fund represents that it will not use the Securities and Exchange Commission’s comment process as a defense against any securities related litigation against the Fund.

Respectfully submitted,

/s/ Sherry Sasaki
Sherry Sasaki
Secretary